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                       [PROFILE BANCORP, INC. LETTERHEAD]



                                January 18, 2008


VIA FACSIMILE AND EDGAR
-----------------------
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Todd Schiffman, Division of Corporation Finance

   RE:   PROFILE BANCORP, INC.
         REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-146071)
         REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A (FILE NO. 000-53005)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form SB-2 (SEC File No. 333-146071), together with all exhibits thereto (collectively, the "Form SB-2 Registration Statement"). The Form SB-2 Registration Statement was originally filed with the Commission on September 14, 2007, and became effective on November 9, 2007.

     The Registrant has determined not to proceed with the transaction covered by the Form SB-2 Registration Statement. No securities have been sold or will be sold pursuant to the Form SB-2 Registration Statement.

     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Form SB-2 Registration Statement be issued by the Commission as soon as reasonably possible. Concurrent with the withdrawal of the Form SB-2 Registration Statement, the Registrant also requests the withdrawal of its Registration Statement on Form 8-A (File No. 000-53005) filed on January 7, 2008 for the purpose of registering the Company's common stock, par value $0.01 per shares, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Form 8-A Registration Statement").

     Please forward a copy of the order withdrawing the Form SB-2 Registration Statement and the Form 8-A Registration Statement to the undersigned at Profile Bank, FSB, 45 Wakefield Street, Rochester, New Hampshire 03867 with a copy to the Registrant's counsel, Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, Washington, D.C. 20016, Attention: Joseph J. Bradley. If we can be of any

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further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Bradley at 202.362.0840.


     We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.





                                       Very truly yours,

                                       Profile Bancorp, Inc.



                                       By: /s/ Kenneth A. Wilman, Jr.
                                           -------------------------------------
                                           Kenneth A. Wilman, Jr.
                                           President and Chief Executive Officer



cc:  David Lyon, SEC